June 19, 1997



Ms. Rebecca Bohland
Securities and Exchange Commission
Mail Stop 7-5
450 Fifth Street
Washington, D.C. 20549

Re:	International Heritage, Inc.
	File No. 333-5268

Dear Ms. Bohland:

Market conditions at the present time do not warrant the pending offering to proceed, therefore, we hereby withdraw our pending S-1 Registration Statement pursuant to Rule 477 of the Securities Act of 1933, as amended.

Sincerely,



Stanley H. Van Etten
President and Chief Executive Officer


cc:	Georgina Marie Mollick, Esq.
	Richard S. Heller, Esq.
	Steven Wolosky, Esq.


f:\wp\let\gmm\Bohland.Withdrawal.RegistrationStatement






bcc:	John D. Brothers, Chief Operating Officer
	Brent E. Wood, Esq.
	F. Daniel Bell, III, Esq.
	Patrick Kolenick
	Steve Bayern
	Al Barbera

Ms. Rebecca Bohland
June 19, 1997
Page 2